Exhibit 99.1

Filed by:	Juniata Valley Financial Corp.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Liverpool Community Bank

Juniata Valley Financial Corp. to acquire Liverpool Community Bank

Company Release – December 29, 2017

MIFFLINTOWN, Pa.—(BUSINESS WIRE)—Juniata Valley Financial Corp. (“Juniata”) (OTC Pink: JUVF), the bank holding company of The Juniata Valley Bank (“JVB”), and Liverpool Community Bank (“Liverpool”), have announced the execution of an agreement and plan of merger pursuant to which Juniata will acquire the remaining 60.8% of outstanding shares of common stock of Liverpool that Juniata does not currently own, in a stock and cash transaction.

Under the merger agreement, Liverpool will be merged into JVB and Liverpool shareholders may elect to receive, in exchange for each share of Liverpool common stock they own, either cash of $4,050 or 202.6286 shares of Juniata common stock, subject to election and allocation procedures designed to result in the aggregate cash merger consideration representing between 15% and 20% of the total merger consideration issued in the transaction. Further, in addition to dividends paid in the ordinary course of business prior to closing, and provided certain conditions are met, Liverpool expects to pay a special cash dividend of $32.26 per share immediately prior to the closing. The transaction is valued at approximately $12.6 million.

As of September 30, 2017, Juniata had consolidated assets of $599.6 million. Juniata’s wholly-owned banking subsidiary, JVB, is a Pennsylvania state-chartered bank headquartered in Mifflintown, Pennsylvania, which operates 15 community bank offices in the counties of Juniata, Mifflin, Perry, Huntingdon, McKean and Potter. Liverpool, also a Pennsylvania state-chartered bank, had assets of $46.4 million as of September 30, 2017 and operates one community bank office in Liverpool in Perry County. After the transaction is completed, the combined organization is projected to have over $650 million in assets and 16 banking locations.

Following the merger, the former office of Liverpool will operate as the Liverpool Community Banking Office of The Juniata Valley Bank.

The joint announcement was made today by Marcie A. Barber, President and CEO of Juniata, and Robert L. Holmes, President and Chairman of the Board of Directors of Liverpool.

Ms. Barber stated “We are pleased to welcome the employees of Liverpool Community Bank to the Juniata team. The combination of our two banks will allow us together to extend Juniata’s strong offering of banking and wealth management products and services to a broader customer group in the Perry County market.”

Mr. Holmes added “The combination of our two historic franchises will create more opportunities for our employees and provide increased value and liquidity to our shareholders. The banks share a culture of providing unparalleled customer service to our loyal community banking customers and I am excited to introduce our customers to Juniata’s broader range of financial products and services.”

The transaction is expected to be accretive to earnings. The merger is subject to customary closing conditions enumerated in the merger agreement, including receipt of regulatory approvals and the approval of Liverpool’s shareholders. It is anticipated that the transaction will close in the first half of 2018.

Sandler O’Neill + Partners, LP served as financial advisor and Barley Snyder LLP served as legal counsel to Juniata. The Kafafian Group, Inc. served as financial advisor and provided a fairness opinion on the transaction to Liverpool. Pillar+Aught served as legal counsel to Liverpool.

Additional information regarding the merger terms will be set forth in Juniata’s Current Report on Form 8-K regarding the transaction that will be filed with the Securities and Exchange Commission (the “SEC”), which should be reviewed in conjunction with this press release.

Safe Harbor Statement: Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability to achieve anticipated merger related operational efficiencies, the ability to enhance revenues through increased market penetration, expanded lending capacity and product offerings and other risks detailed from time to time in Juniata’s SEC filings, including Forms 10-Q and 10-K (copies of which are available from Juniata without charge in hard copy or online at www.sec.gov). Juniata and Liverpool disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Liverpool and its officers and directors may be deemed to be participants in the solicitation of proxies from Liverpool’s shareholders with respect to the transactions contemplated by the merger agreement.

Additional Information and Where to Find It: It is expected that Juniata will file a Registration Statement on Form S-4 with the SEC in connection with the merger, which will include a Proxy Statement/Prospectus to be distributed to shareholders of Liverpool. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Juniata, Liverpool, the merger, the persons soliciting proxies relating to the merger and their interests in the merger, and other related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Juniata by directing a request to Danyelle Pannebaker at (717) 436-8211 or from Liverpool by directing a request to Jan Gibboney, Chief Executive Officer, at 104 North Front St., Liverpool, Pennsylvania 17045-0600, or by calling (717) 444-3714.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Juniata files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Juniata’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.